UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Immunovant, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45258J 102

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 207 400 3347

With copies to:

Derek J. Dostal

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258J 102

1.	Name of Reporting Persons: Roivant Sciences Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,223,419

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 47,223,419

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,223,419

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.1% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         All share percentage calculations in this Amendment No. 2 to the Original Schedule 13D (as defined below) are based on 76,078,738 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Immunovant, Inc. (the “Issuer”), issued and outstanding as of March 31, 2020, after giving effect to (i) the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Series A Preferred Stock issued to Roivant Sciences Ltd. as described in the Original Schedule 13D, (ii) the offering of shares of Common Stock by the Issuer (including the full exercise of the underwriters’ option to purchase additional shares of Common Stock) pursuant to its Prospectus, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on April 14, 2020 and (iii) the issuance of 9,999,997 shares of Common Stock pursuant to certain earnout provisions in the Share Exchange Agreement dated as of September 29, 2019, as described below.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 (“Amendment No. 2”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020 (as so amended, the “Original Schedule 13D”) relating to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Immunovant, Inc. (the “Issuer”), which are beneficially owned by Roivant Sciences Ltd. (“Roivant” or the “Reporting Person”). This Amendment No. 2 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to include the following:

On December 18, 2019 (the “Closing Date”), Immunovant Sciences Ltd. (“ISL”) and Health Sciences Acquisition Corporation (“HSAC”) closed the transactions contemplated by a Share Exchange Agreement, dated as of September 29, 2019 (the “Agreement”), pursuant to which HSAC acquired 100% of the issued and outstanding common shares of ISL in exchange for shares of Common Stock, and ISL became a wholly owned subsidiary of HSAC (the “Transaction”).

Pursuant to the terms of the Agreement and as part of the Transaction, Roivant received, among other consideration, certain rights to receive additional shares of Common Stock upon the achievement of certain milestones as described in the Agreement (the “Earnout Rights”), including 8,773,969 shares of Common Stock if the volume weighted average sale price of the Common Stock equaled or exceeded $17.50 for any 20 trading days within a 30-day trading period during the period starting on the Closing Date and ending March 31, 2023 (the “Milestone”).  On May 12, 2020, the Milestone was achieved and Roivant became entitled to receive 8,773,969 shares of Common Stock as additional consideration for the Transaction and without the need for additional consideration.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to include the following:

Roivant received 8,773,969 shares of Common Stock as additional consideration for the Transaction and without the need for additional consideration, as described in Item 3 above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a)         Reporting Person (Roivant)

Roivant directly beneficially owns 47,223,419, or 62.1%, of the Common Stock (after giving effect to (i) the shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by Roivant, (ii) the offering of shares of Common Stock by the Issuer, including the full exercise of the underwriters’ option to purchase additional shares of Common Stock, pursuant to its Prospectus, filed with the SEC on April 14, 2020 and (iii) the issuance of 9,999,997 shares of Common Stock pursuant to certain earnout provisions in the Agreement), and has sole voting and dispositive power over such Common Stock. Roivant disclaims beneficial ownership in all Common Stock reported herein, except to the extent of Roivant’s respective pecuniary interest therein.

(b)         See rows 7-10 of the cover page to this Amendment No. 2 for information regarding Roivant’s power to vote or direct the vote and its power to dispose or direct the disposition of the Common Stock. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant’s knowledge, the Covered Persons do not beneficially own any Common Stock or have the right to acquire any Common Stock.

(c)          Except as disclosed in this Amendment No. 2, Roivant has not effected and, to Roivant’s knowledge, none of the Covered Persons has effected any transactions in the Common Stock since the last Schedule 13D/A was filed with the SEC on April 17, 2020.

(d)         Except as disclosed in this Amendment No. 2, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 2 relates.

(e)          Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2020	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory